FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May, 14, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Perez Companc announces that its controlled company Pecom Energía S.A. (Buenos Aires: PECO), has made two new oil discoveries at Minta and Nenke fields, in Block 31, Ecuador.	3

EXHIBIT		PAGE
B.	Perez Companc S.A announces volumes and net average prices of the main products marketed by Pecom Energía S.A., and relevant facts of first quarter 2003.	5

EXHIBIT		PAGE
C.	Perez Companc S.A. announces new accounting standards in Argentina.	8

EXHIBIT		PAGE
D.	Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces the results for the first quarter ended March 31, 2003.	11

EXHIBIT		PAGE
E.	Perez Companc S.A. announces the approval of Perez Companc´s stock purchase transaction.	29

EXHIBIT A

Attached hereto as Exhibit A Perez Companc announces that its controlled company Pecom Energía S.A. (Buenos Aires: PECO), has made two new oil discoveries at Minta and Nenke fields, in Block 31, Ecuador.

Buenos Aires, April 24, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that its controlled company Pecom Energía S.A. (Buenos Aires: PECO), has made two new oil discoveries at Minta and Nenke fields, in Block 31, Ecuador.

Drilling of the discovery well at Nenke field, adding 35 million barrels of potential reserves, enabled the Company to comply with the exploratory investment commitment agreed upon with the Ecuadorian Government involving shooting of 1,200 km of 2D seismic lines and drilling of three exploratory wells. The discovery at Minta field added 70 million barrels of potential reserves.

Such discoveries, in addition to previous discoveries at Apaika, Obe and Nashiño fields, account for approximately 230 million oil barrels of potential reserves in Block 31.

Such discoveries as a whole add value to Block 31 exploratory potential and encourage the Company to keep on with the exploratory program that, according to existing seismic interpretations and in line with the Company´s previous estimates, would add a significant potential of additional exploratory reserves.

The Company started exploratory activities in Block 31 in 1996, and so far it has made investments for US$ 90 million. Shooting of 1382 km of 2D seismic lines and 167 km2 of 3D seismic lines has been performed. This allowed to identify about seven to nine exploratory prospects, four of which have already been drilled (Apaika, Obe, Nenke and Minta) with a 100% success rate. This almost doubles the 57% value estimated for this Basin area that exhibits higher values than the world average ranging from 14 to 15%.

The Company believes production at Block 31 would begin late in 2004 or early in 2005.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as potential reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 6k filed on April 22nd, 2002 available at the Edgar site.

EXHIBIT B

Perez Companc S.A announces volumes and net average prices of the main products marketed by Pecom Energía S.A., and relevant facts of first quarter 2003.

Buenos Aires, May 8, 2003 – Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: Peco), announces volumes and net average prices of the main products marketed by Pecom Energía S.A., and relevant facts of first quarter 2003.

Volumes and net average prices of the main products marketed

Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on March 31, 2003 was 2.98 pesos per United States dollar.

Relevant Facts

Contingent Liabilities arising from OCP in Ecuador

The Company recalculated the value of Contingent Liabilities arising from the agreement for crude oil transportation through OCP which includes the "Ship or Pay" clause. Considering the increase in the applicable crude oil transportation rate and the anticipation of the estimated date for the start of the oil pipeline operations, in 2003 first quarter the Company will increase the related contingency, accounting for a P$50 million loss.

Sale of interest in Catriel Oeste

Pecom Energía approved the assignment to Central International Corporation, Argentine Branch, of a 85% interest in the rights and obligations inherent to the Catriel Oeste area concession. The price is US$ 7 million to be paid in cash on July 1, 2003 (estimated transaction closing date).

Based on the Company´s intention to divest itself of such interest and on the sale price established for the transaction, as of March 31, 2003, the Company reduced the book value of such assets to the estimated realizable value, accounting for a P$27 million loss.

EXHIBIT C

Perez Companc S.A. announces new accounting standards in Argentina.

Buenos Aires, May 9, 2003 – Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: Peco), announces new accounting standards in Argentina.

As from January 1, 2003, new accounting standards must be applied in Argentina under Technical Resolutions N. 16, 17, 18, 19 and 20 issued by professional associations. These new accounting standards are in line with international standards set by the International Accounting Standard Committee (IASC).

The most important changes introduced by the new standards and having a significant impact on the Company are the following:

Application of the Deferred Tax concept for Income Tax recording, by stating temporary differences between accounting measurements of assets and liabilities and their respective tax valuations.

Valuation of derivatives positions at their market value, recording measurement differences of those qualifying as hedging instruments and not yet accrued in an intermediate account between Liabilities and Shareholders´ Equity, and recording measurement differences for non qualifying instruments in the Income Statement.

Application of present value for Receivables and Liabilities, discounting nominal values to be realized in the future.

Translation due to conversion of foreign companies´ financial statements, recording the relevant effect in an intermediate account between Liabilities and Shareholders´Equity. Exchange differences from liabilities assumed to cover net investments abroad are recorded in the same account.

Application of these new accounting standards on Perez Companc S.A. results in a one-time P$ 377 million reduction in Shareholders´Equity as of the beginning of fiscal year 2003, mainly due to the following:

Million Pesos

Derivatives not qualifying as hedging instruments (417)

Deferred Tax 31

Other net effects 9

Total (377)

In 2003 first quarter, the change in the accounting standards derived in a P$64 million gain as specified below:

Million Pesos

Translation for conversion of net investments abroad: the peso revaluation loss is recorded in an intermediate account between

Liabilities and Shareholders´Equity 91

Gains from valuation of liabilities at present value 40

Deferred tax (72)

Other net effects 5

Total 64

The Company incorporates in its Financial Statements an intermediate account between Liabilities and Shareholders´Equity created under the new accounting standards. As of March 31, 2003 such intermediate account shows a debit balance (or of a sign opposite to that of the Shareholders´Equity) of P$ 135 million and is broken down as follows:

Million Pesos

Translation for conversion of net investments abroad 91

Derivatives qualifying as hedging instruments 86

Deferred Tax (42)

Total 135

In addition, the new standards provide changes in reporting criteria. The following are worth mentioning: prorata consolidation of interest in affiliates under joint control, segregation of discontinued operations in the Income Statement, non-reporting of direct taxes on sales deducted from Net Sales.

It is worth noting that prorata consolidation does not change Perez Companc´s results, but implies the incorporation in each item of its Financial Statements the amount corresponding to the companies under joint control resulting from the relevant interest, instead of showing it in only one item as valuation under the equity method as it has been shown so far.

EXHIBIT D

Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces the results for the first quarter ended March 31, 2003.

2003 FIRST QUARTER RESULTS

Buenos Aires, May 12, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces the results for the first quarter ended March 31, 2003.

It is worth mentioning that as from January 1, 2003, new accounting standards must be applied in Argentina under Technical Resolutions N. 16, 17, 18, 19 and 20 issued by professional associations. These new accounting standards are in line with international standards set by the International Accounting Standard Committee (IASC).

The most important changes introduced by the new standards and having a significant impact on the first Financial Statements issued after the effective date of such standards are the following:

Application of the Deferred Tax concept for Income Tax accounting.

Valuation of derivatives positions at market value, recording measurement differences for those qualifying as hedging instruments and not yet accrued in an intermediate account between Liabilities and Shareholders´Equity, and recording measurement differences for non qualifying instruments in the Income Statement.

Application of present value for Receivables and Liabilities.

Translation due to conversion of foreign companies´ financial statement, recording the relevant effect in an intermediate account between Liabilities and Shareholders´Equity. Exchange differences from liabilities assumed to cover net investments abroad are recorded in the same account.

In addition, the new standards provide changes in the Financial Statements reporting criteria among which it is worth mentioning the pro rata consolidation of interest in affiliates under joint control. As from 2003 quarter, and unlike 2002 quarter, the 48.5% interest in Distrilec S.A, Edesur S.A.´s controlling company, was consolidated. It is worth noting that this pro rata consolidation does not change results but implies the incorporation in each Financial Statement item of the amount corresponding to Distrilec, instead of showing it in only one item as valuation under the equity method as it has been shown until the previous quarter.

Net income for 2003 quarter was P$160 million (P$0.075 per share and P$0.75 per ADS) compared to a P$1,635 million loss for 2002 quarter.

Buenos Aires, May 12, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces the results for the first quarter ended March 31, 2003.

It is worth mentioning that as from January 1, 2003, new accounting standards must be applied in Argentina under Technical Resolutions N. 16, 17, 18, 19 and 20 issued by professional associations. These new accounting standards are in line with international standards set by the International Accounting Standard Committee (IASC).

The most important changes introduced by the new standards and having a significant impact on the first Financial Statements issued after the effective date of such standards are the following:

Application of the Deferred Tax concept for Income Tax accounting.

Valuation of derivatives positions at market value, recording measurement differences for those qualifying as hedging instruments and not yet accrued in an intermediate account between Liabilities and Shareholders´Equity, and recording measurement differences for non qualifying instruments in the Income Statement.

Application of present value for Receivables and Liabilities.

Translation due to conversion of foreign companies´ financial statement, recording the relevant effect in an intermediate account between Liabilities and Shareholders´Equity. Exchange differences from liabilities assumed to cover net investments abroad are recorded in the same account.

In addition, the new standards provide changes in the Financial Statements reporting criteria among which it is worth mentioning the pro rata consolidation of interest in affiliates under joint control. As from 2003 quarter, and unlike 2002 quarter, the 48.5% interest in Distrilec S.A, Edesur S.A.´s controlling company, was consolidated. It is worth noting that this pro rata consolidation does not change results but implies the incorporation in each Financial Statement item of the amount corresponding to Distrilec, instead of showing it in only one item as valuation under the equity method as it has been shown until the previous quarter.

Net income for 2003 quarter was P$160 million (P$0.075 per share and P$0.75 per ADS) compared to a P$1,635 million loss for 2002 quarter.

Net sales for 2003 quarter totaled P$1,203 million, accounting for a slight decline compared to P$1,209 million in 2002 quarter.

Gross profit was P$474 million in 2003 quarter compared to P$388 million in 2002 quarter, accounting for a 22.2% increase. Gross margin reached 39.4% in 2003 quarter (32.1% in 2002 quarter).

Operating income for 2003 quarter increased to P$320 million or 25.5% from P$255 million in 2002 quarter. Operating income on sales was 26.6% in 2003 quarter (21.1% in 2002 quarter).

PEREZ COMPANC S.A.

FIRST QUARTER 2003 RESULTS

Net sales were similar in both quarters. The amount of P$8 million is included in 2002 quarter attributable to sales from the farming and forestry and P$21 million attributable to sales from Conuar, businesses which were divested during 2002 fiscal year. In 2003 quarter, the price of the main commodities significantly increased as a result of the crude oil price rise and also reflecting the alignment of domestic prices with export reference prices in the local market which could not be reflected in 2002 quarter. The 18.2% drop in crude oil and natural gas sales volumes as a result of the restrictive investment policy implemented during the previous year and the Venezuelan Oil Strike offset such increase in prices. Sales for the Refining business segment increased P$137 million, and sales for the Petrochemicals and Oil and Gas Exploration and Production business segments increased P$87 million and P$28 million, respectively. In contrast, and as a consequence of the limited possibilities to negotiate an increase in prices under the terms of the Public Emergency Law, sales for the Electricity business segment decreased P$36 million.

Intersegment eliminations in 2003 quarter include 91% attributable to oil sales to the Refining business segment and 7% attributable to sales by the Refining business segment.

Gross Profit

Gross profit in 2003 fiscal year increased P$86 million to P$474 million, mainly as a result of the increase in the main commodities marketing margins in terms of pesos. In addition, a significant increase was recorded in gross profit for the Oil and Gas Exploration and Production (P$98 million), Refining (P$ 10 million) and Petrochemicals (P$ 25 million) business segments.

The 2002 quarter includes a P$12 million loss in the business elimination line attributable to gross profit from the farming and forestry activities, and a P$13 million gain attributable to gross profit from Conuar, which businesses were divested during 2002 fiscal year.

Administrative and selling expenses

Administrative and selling expenses include charges for Affiliates under joint control in the amount of P$18 million and P$25 million for 2003 and 2002 quarters, respectively.

Excluding such charges, the ratio of administrative and selling expenses to sales was 12.7% in 2002 quarter and 10.5% in 2003 quarter.

Operating income

The 2002 quarter includes a P$25 million loss in Corporate Expenses attributable to operating income from the farming and forestry activities, and a P$14 million gain attributable to operating income from Conuar, which businesses were divested during 2002 fiscal year.

Equity in Earnings of Affiliates

Financial income (expense) and holding gains (losses)

The change in the accounting standards in relation to income (loss) from conversion and translation of foreign companies´ financial statements has no retroactive effect.

Other Expenses, net

In 2003 quarter, other expenses, net are attributable to the following:

P$50 million for contingencies related to the "ship or pay" contract with OCP (Oleoducto de Crudos Pesados).

P$27 million impairment charge to write off book value of interest in Catriel Oeste area for valuation at net realizable value.

Conversely, and considering refinancing by the Company of its liabilities arising from the purchase of a 10% interest in Distrilec, and that the new debt conditions are materially different from the original ones, in terms of both debt term and financial cost, upon refinancing the Company recognized a new debt measured on the basis of the best possible estimate of the discounted amount payable, generating a P$34 million gain.

The results for 2002 quarter were mainly attributable to a P$80 million gain resulting from the sale of Pecom Agra S.A.

Income Tax

The income tax provision accounted for a P$72 million loss from deferred tax accounting.

General Balance Sheet

The Consolidated General Balance Sheet as of March 31, 2003, includes the following balances from Affiliates under Joint Control:

Cash and Investments: P$32 million

Fixed Assets: P$1,417 million

Short term debt:: P$242 million

Long term debt: P$39 million

Cash Flow Statements

Statement of Cash Flow as of March 31, 2003 includes the following balances from Affiliates under Joint Control:

P$24 million for depreciation

P$13 million for acquisition of property, plant and equipment

P$31 million for cash at beginning of period

P$30 million for cash at end of period

Oil and Gas Exploration and Production

Net sales for 2003 first quarter increased to P$700 million or 4.2%, mainly due to the oil sales international price increase, partially offset by reduced sales volumes.

Restrictive investment policies implemented during 2002 to protect operating cash flow, focused on products and countries having higher margins, had a negative impact on production curves since in some cases the field natural decline could not be avoided. Moreover, during the quarter under review Oriente areas in Venezuela (Acema, Mata, Oritupano) were significantly affected by the National General Oil Strike and consequently restricted operations were conducted during most part of the quarter.

Oil and gas sales volumes in 2003 quarter dropped to 143.1 thousand boe/d or 18.2%. Oil sales volumes decreased to 97.6 thousand bbl/d or 19.3% in 2003 quarter. Gas sales volumes dropped to 273.5 million cubic feet per day or 15.6%.

In Argentina, oil sales increased to P$368 million or 11.8% in 2003 quarter. Such increase was due to a 24.6% sales price increase to P$79 per barrel, partially offset by a 10.3% decrease in sales volumes that totaled 51.7 thousand bbl/d. Such drop mainly results from a production reduction in the Austral Basin.

Tax on exports, which had an effect on the Company´s revenues as from April 2002, accounted for a P$16 million lower revenue in 2003 quarter.

Natural gas sales revenues declined to P$32 million or 25.9%. Daily gas sales volumes declined 17.9% to 209.1 million cubic feet per day, mainly due to a decrease in production volumes in the Austral Basin areas. Sales prices dropped 9.8% to P$1.71 per thousand cubic feet. The effect of sales agreements pesification was partially offset by dollarization of some agreements relating to the Austral Basin.

Combined sales of oil and gas outside of Argentina totaled P$300 million in both quarters. The increase in oil sales prices, in line with their international reference prices, was offset by a decrease in total oil and gas sales volumes to 56.6 thousand boe/d or 24.4%.

Oil and gas sales in Venezuela dropped to P$139 million or 26.8% in 2003 quarter. The average price per barrel of oil equivalent for Venezuelan total production increased to P$46.8 or 20.9%. Daily sales volumes of oil equivalent decreased to 33.2 thousand boe/d or 39.1%, mainly due to the National Oil General Strike in the case of Acema, Mata and Oritupano Leona, and to the field decline resulting from the lack of drilling and work over activities, in the case of La Concepción.

In Ecuador, during 2003 quarter, sales totaled P$25 million. Daily oil sales volumes increased to 2.6 thousand barrels per day at an average sale price of P$104.2 per barrel.

Gross profit for this business segment increased 35.9% to P$371 million in 2003 quarter. Gross margin increased to 53% in 2003 quarter from 40.6% in 2002 quarter mainly as a consequence of a rise in international sales prices, partially offset by reduced sales volumes and the tax on oil exports imposed in Argentina.

The ratio of administrative and selling expenses to sales was approximately 7% for 2003 and 8% for 2002 quarter.

Exploration expenses totaled P$13 million in 2003 quarter mainly attributable to charges in connection with an exploratory well located at Lote XVI in Peru that proved to be unsuccessful and the seismic related to such well.

Hedge of Produced Crude Oil Price

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

As of March 31, 2003, the Company has the following oil hedge agreements structure:

	Collections (Payments)
	Expected Maturity
	2003	2004	2005	Total
Sales Price Exposure

Crude oil price options (1)
Contract volumes (millions bbl)	4.1	---	---	4.1
Average price for the year (US$ per bbl) (2)	20.31 27.19	---	---	---

Crude oil price options (3)
Contract volumes (millions bbl)	5.6	---	---	5.6
Average price for the year (US$ per bbl (2)	21.35	---	---	---

Crude oil price swaps (4)
Contract volumes (million barrels)	2.8	--	--	2.8
Average settlement price (US$ per bbl)	18.85	--	--

Swap options (5)
Contract volumes (million barrels)	---	11.0	7.3	18.3
Average price for the year (US$ per bbl)	---	18.89	19.00	---

The transactions included are Producer Collars that provide a coverage with a minimum price of US$20.67 and a maximum price of US$27.19. Within such range the price floats at market value.

Average prices for the year include premiums paid.

Transactions included are purchased Put options that provide a coverage with a minimum price of US$22.87 for the second half of 2003

The transactions included herein are swap options exercised by the counterparties.

The transactions included herein are sold swaptions.

Refining

Operating income decreased to P$16 million or 33.3% in 2003 quarter, mainly due to reduced income from inventory valuation at net realization value compared to 2002 quarter.

Gross profit increased to P$22 million or 83.3%. Higher sales volumes in addition to a price increase allowed to offset the rise in crude oil cost and maintain a 7% gross margin on sales for both quarters.

In 2003 quarter, express initiatives of the Argentine Government could curb the passing through of the increase in crude oil costs to sales prices. Crude oil average international reference price rose 57.9% to 34 US$/bbl from 21.56 US$/bbl in 2002 quarter. In order to mitigate the impact on prices, in January 2003 Resolution 85/03 was adopted and served to ratify the agreement (effective as from January 1, 2003 for an initial pre-established three-month term) signed by Producers and Refineries at the Federal Executive´s request, aimed at seeking stability of crude oil, gasoline and diesel oil prices. Such agreement provided that crude oil deliveries from Producers to Refineries should be billed and paid based on a WTI reference price of 28.5 US$/bbl. Any positive or negative difference between the actual WTI and the reference price should be paid out of balances resulting from a WTI lower than 28.5 US$/bbl. Refineries, in turn, committed themselves to reflect the reference crude oil price in the prices offered by them to the domestic market.

In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil processed increased to 28,405 bbl/day or 34% during 2003 quarter.

Net sales of refinery products increased to P$310 million or 79% in 2003 quarter mainly boosted by increased prices and sales volumes. Average sales prices for diesel oil, heavy products, benzene, gasolines, paraffins and asphalts increased 46%, 57%, 68%, 55%, 46% and 74%, respectively. Total sales volumes increased 19% compared to 2002 quarter mainly due to a 24% increase in domestic market sales, while export volumes rose only 12%.

The diesel oil domestic market recorded a 4.7% recovery in 2003 quarter boosted by an increased demand in the farming sector. The market share amounted to 4.4%, accounting for a 25% increase compared to 2002 quarter. As regards gasolines, the market recorded a 15.2% shrinkage on account of an increased consumption of substitute fuels such as CNG. However, the market share rose from 2.9% in 2002 quarter to 3% in 2003 quarter.

Petrochemicals

Operating income for the Petrochemicals business segment decreased to P$45 million or 2% in 2003 quarter due to reduced income from inventory valuation at net realization value compared to 2002 quarter. Such results, however, were offset by an increase in the business segment´s contribution margins.

Gross profit rose to P$72 million or 53.2% in 2003 quarter. Gross margin on sales increased to 23.5% in 2003 quarter from 21.5% in 2002 quarter. The styrenics business both in Argentina and Brazil was favorably affected by higher international margins compared to 2002 boosted by increased international prices, in line with the rise in the international price of the supplies for such business, and by higher sales volumes. The fertilizers business was also favorably affected by a significant recovery in sales volumes.

Sales of styrenics in Argentina rose to P$127 million or 55% in 2003 quarter boosted by increased prices and sales volumes.

Comparing both quarters, styrene and polystyrene prices increased approximately 49% and 40%, respectively, reflecting not only the increase in the international reference prices that rose 58% and 53%, respectively, but also the effect of passing through higher costs (mainly imported supplies) and increased export prices. Regarding synthetic rubber, the average price increased 14% compared to 2002 quarter.

Sales volumes during 2003 quarter were 26% higher compared to 2002 quarter, mainly due to a 46% increase in domestic sales in line with the domestic market recovery, while exports increased 9%. In this respect, styrene sales volumes increased an average of 199%. Domestic sales and exports increased in turn 150% and 269%, respectively. The domestic sales increase mainly derived from a market recovery compared to the market shrinkage in 2002 quarter, and the increased exports derived from capitalizing on high international prices, from new sales agreements with Chilean clients and mainly from sales to Brazil. Regarding synthetic rubber, total sales volume increased 41%, on account of higher exports that grew an average of 59%, mainly to Brazil, Chile and Peru. The domestic market, in turn, recorded a 5% increase compared to 2002 quarter due to the substitution of imports. Polystyrene sales volumes decreased 33% compared to 2002 quarter due to a 63% drop in export volumes which mainly derives from dispatch of high-impact polystyrene to Brazil in 2002 quarter due to problems at the Innova plant.

Fertilizers sales increased to P$43 million or 30% in 2003 quarter, mainly as a result of increased sales volumes that doubled the volumes in 2002 quarter.

Innova sales in Brazil for 2003 quarter increased to P$137 million or 18%, mainly due to improved styrene prices and polystyrene and styrene sales volumes. Styrene average sales price increased 29% boosted by the combined effect of the rise in international prices, the passing through of increased supplies costs and the revaluation of the real which allowed to improve domestic prices in Brazil, while polystyrene sales prices decreased 4%. Styrene and polystyrene sales volumes in the Brazilian market increased 4.5% and 9.1%, respectively, since clients made anticipated orders so as to protect themselves from an expected price rise. Polystyrene export volume dropped 17.8%, due to the business segment decision to prioritize domestic market sales with an improved margin. The main destination of exports was South Africa.

Hydrocarbon Marketing and Transportation

Sales include oil, gas and LPG brokering services. Sales revenues significantly increased, however, due to the business specific features, characterized by low contribution margins, gross profit remained unchanged.

Electricity

Operating income of Affiliates under Joint Control for Distrilec pro rata consolidation is broken down as follows

In 2003 quarter, net sales of electricity generation decreased to P$44 million or 24.1%.

Net sales attributable to Genelba Combined Cycle Power Plant dropped to P$36 million or 26.5% in 2003 quarter, due to the combined effect of a decrease in energy prices and reduced sales volumes. The average price dropped 14.4% to P$32.6 per MWh in 2003 quarter, mainly as a result of the pesification of rates. Energy delivered declined 16.3% to 1,091 GWh in 2003 quarter from 1,303 GWh in 2002 quarter since due to the high water supply the power plant dispatch to the network was lower during 2003 quarter. This was reflected in a decline in the plant factor to 71.5% in 2003 quarter from 90.8% in 2002 quarter. Genelba Power Plant availability factor was 99.5% in 2003 quarter and 94.3% in 2002 quarter, which values evidence the excellent technical conditions of the equipment.

Net sales attributable to Pichi Picún Leufú Hydroelectric Plant, totaled P$7 million in both periods, due to increased sales volumes offset by lower sales prices. In 2003 quarter energy delivered increased 43.5% to 24.1 GWh, in line with the high water supply during 2003 quarter, recording a 20% increase compared to the historical average. In 2003 quarter the average price was affected by rate pesification and dropped to P$30.7 per MWh or 23.1%. In accordance with the Energy Support Price Method mechanisms and as a result of the prices recorded in both fiscal years and future estimates, the Company recorded P$1 million and P$2 million gains in 2003 and 2002 quarters, respectively.

Gross profit for the generation business rose to P$12 million in 2003 quarter from P$5 million in 2002 quarter. Gross margin for the generation business increased to 27.3% from 8.6%, mainly as a result of a lower purchase price in constant money of the natural gas used as fuel in Genelba Power Plant during the quarter under review.

Perez Companc S.A., is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

EXHIBIT E

Perez Companc S.A. announces the approval of Perez Companc´s stock purchase transaction.

APPROVAL OF PEREZ COMPANC S.A.´s STOCK PURCHASE TRANSACTION

Buenos Aires, May 13, 2003 – Perez Companc S.A. (Buenos Aires: PC NYSE:PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: Peco), informs that the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Defense (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor), approved the purchase of 58.62% of PEREZ COMPANC S.A.´s capital stock by Petrobras Participaçoes S.L., a company controlled by Petróleo Brasileiro S.A. -Petrobras.

The transaction had been publicly announced on October 17, 2002 and was subject to approval by the Argentine Antitrust Committee.

Upon approval of the transaction, Pecom Energía S.A. commits itself to divest of its aggregate equity interest in Transener S.A. under Law Nbr. 24,065 that provides for the Electricity Regulatory framework. Such transaction will be subject to supervision by the Argentine Regulatory Entity for Electricity [Ente Nacional Regulador de la Electricidad (ENRE)] and approved by the Argentine Secretariat of Energy. It is worth mentioning that this divestment is in line with Perez Companc´s strategic plan objectives.

Upon approval of the transaction, all necessary formalities relating to the registration of the change of Perez Companc´s corporate name for Petrobras Energía Participaciones S.A. and Pecom Energía S.A.´s name for Petrobras Energía S.A., approved at both companies´ Shareholders´ Meetings held on April 4, 2003, will be performed.

Petrobras, a Brazilian company with nearly half century experience, is one of the largest integrated energy companies operating in the international market by conducting oil and gas exploration and production activities, as well as research, refining and byproduct distribution activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 05/13/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney